FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: May 11, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	Glencairn Gold Corporation Financial Statements and Notes for the Three Months Ended March 31, 2005

2	Interim Management’s Discussion and Analysis For the Three Months Ended March 31, 2005

3	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Executive Officer

3	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Financial Officer

EXHIBIT 1

Glencairn Gold Corporation
Consolidated Statements of Operations
Three months ended March 31, 2005 and 2004
(unaudited)
(US Dollars and shares in thousands, except per share amounts)

	Note	2005	2004

Sales		$ 5,237	$ 4,245

Cost of sales		3,637	3,611
Royalties and production taxes		285	251
Depreciation and depletion		407	428
Accretion expense	6	60	68

		4,389	4,358

Earnings (loss) from mining operations		848	(113)

Expenses and other income
General and administrative		1,098	1,037
Stock option expense	7, 8	158	349
Exploration		550	767
Other (income) expense	2	(732)	476

		1,074	2,629

Net loss		$ (226)	$ (2,742)

Loss per share - basic and diluted		$ (0.00)	$ (0.02)

Weighted average number of shares outstanding		154,601	114,497

Glencairn Gold Corporation
Consolidated Statements of Deficit
Three months ended March 31, 2005 and 2004
(unaudited)
(US Dollars in thousands)

	2005	2004

Balance beginning of period	$(10,072)	$(1,478)
Net loss	(226)	(2,742)

Balance, end of period	$(10,298)	$(4,220)

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Balance Sheets
(unaudited)
(US Dollars and in thousands)

	Note	As at March 31, 2005	As at December 31, 2004

Assets
Current
Cash and cash equivalents		$ 6,868	$ 13,728
Marketable securities		65	1
Accounts receivable and prepaids	3	5,246	3,950
Product inventory		413	941
Supplies inventory		6,137	5,943

		18,729	24,563
Note receivable		351	353
Restricted cash	4	250	150
Property, plant and equipment	5	42,698	35,907

		$ 62,028	$ 60,973

Liabilities
Current
Accounts payable and accrued liabilities		$ 5,256	$ 4,483
Current portion of asset retirement obligations	6	1,367	1,387

		6,623	5,870
Asset retirement obligations	6	2,289	2,260

		8,912	8,130

Shareholders' Equity
Warrants	7	5,549	7,226
Agent's options	7	469	728
Contributed surplus	7	4,586	2,719
Common shares	7	52,810	52,242
Deficit		(10,298)	(10,072)

		53,116	52,843

		$ 62,028	$ 60,973

Contingencies	5

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
Three months ended March 31, 2005 and 2004
(unaudited)
(US Dollars in thousands)

	Note	2005	2004

Operating activities
Net loss		$ (226)	$(2,742)
Asset retirement obligations settled	6	(63)	(47)
Items not affecting cash:
Depreciation and depletion		407	428
Accretion expense	6	60	68
Stock options	7, 8	158	349
Gain on sale of marketable securities	2	(14)	--
Gain on sale of property, plant and equipment	2	(1,128)	--
Unrealized foreign exchange gain		2	5
Change in non-cash working capital	9	710	1,406

Cash used in operating activities		(94)	(533)

Financing activities
Common shares issued	7	341	20,951

Cash generated by financing activities		341	20,951

Investing activities
Proceeds from sale of marketable securities		15	--
Increase in restricted cash	4	(100)	--
Purchase of property, plant and equipment		(7,104)	(6,019)
Proceeds from sale of property, plant and equipment	5	82	--

Cash used in investing activities		(7,107)	(6,019)

Increase (decrease) in cash and cash equivalents		(6,860)	14,399
Cash and cash equivalents, beginning of period		13,728	14,903

Cash and cash equivalents, end of period		$ 6,868	$ 29,302

Supplemental cash flow information	9

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

1.    BASIS OF PRESENTATION

        Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine, a producing property in Nicaragua, and the Bellavista Mine in Costa Rica. Construction of the Bellavista Mine commenced in December 2003 and production is expected to begin in the second quarter of 2005. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation.

Basis of consolidation

        The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.     OTHER (INCOME) EXPENSE

	Three months ended March 31,

	2005	2004

(in thousands)

Interest and other income	$(69)	$(67)
Gain on sale of marketable securities	(14)	--
Gain on sale of property, plant and
equipment (Note 5)	(1,128)	--
For exchange and other expenses	479	543

	$(732)	$476

3.    ACCOUNTS RECEIVABLE AND PREPAIDS

(a)

  Accounts receivable and prepaids include advances and deposits of $731,000 (2004 — $2,213,000) made to suppliers of equipment and services for the Bellavista Mine. These advances and deposits will be charged to property, plant and equipment when the equipment is received and installed and the services are completed.

(b)	Accounts receivable and prepaids include $2,480,000 from the sale of the Vogel Property. This amount was received in April 2005.

4.    RESTRICTED CASH

The Company has placed a $250,000 (2004 — $150,000) deposit with a bank to secure a letter of guarantee issued by a bank to a Costa Rican government authority to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

5.    PROPERTY, PLANT AND EQUIPMENT

	As at March 31, 2005	As at December 31, 2004

(in thousands)

Producing property
Limon Mine, Nicaragua
Property, plant and equipment	$ 21,262	$ 20,486
Accumulated depreciation and depletion	(14,616)	(14,318)

	6,646	6,168

Development property
Bellavista Project, Costa Rica	35,949	28,140

Development property held for sale
Vogel Project, Canada	--	1,498

Corporate
Equipment	162	149
Accumulated depreciation	(59)	(48)

	103	101

Depleted property
Keystone Mine, Canada
Property, plant and equipment	--	11,823
Accumulated depreciation and depletion	--	(11,823)

Accumulated depreciation and depletion	--	--

	$ 42,698	$ 35,907

(a)	Vogel Project, Canada

        On March 31, 2005, the Company sold the Vogel Project to Lake Shore Gold Corp. (“Lake Shore”) for $2,480,000 and 100,000 Lake Shore common shares valued at $65,000. The gain realized on the sale of the property was $1,046,000. Lake Shore will make a further cash payment to the Company of Cdn$500,000 if 600,000 ounces of gold are mined from the property or confirmed in a reserve or resource.

(b)	Keystone Mine, Canada

        On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. (“Claude”) for $82,000. Under the terms of the sale, Claude will remove all equipment from the mill site and demolish and remove the mill buildings. The gain realized on the sale of equipment was $82,000.

        Certain mineral properties, which are not subject to reclamation, are being held for sale.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

6.     ASSET RETIREMENT OBLIGATIONS

	Three months ended March 31, 2005

	Limon Mine	Bellavista Project	Keystone Mine	Total

Balance, beginning of period	$ 1,697	$ 300	$ 1,650	$ 3,647
Liabilities incurred	--	12	--	12
Liabilities settled	--	--	(63)	(63)
Accretion expense	29	4	27	60

Balance, end of period	1,726	316	1,614	3,656
Less: current portion	--	--	1,367	1,356

	$ 1,726	$ 316	$ 247	$ 2,289

	Three months ended March 31, 2004

	Limon Mine	Bellavista Project	Keystone Mine	Total

Balance, beginning of period	$ 1,891	$ 15	$ 2,197	$ 4,103
Liabilities incurred	--	89	--	89
Liabilities settled	--	--	(47)	(47)
Accretion expense	33	--	35	68

Balance, end of period	1,924	104	2,185	4,213
Less: current portion	--	--	976	976

	$ 1,924	$ 104	$ 1,209	$ 3,237

7.    CAPITAL STOCK

i)	Warrants

        A summary of the transactions in the warrants account in 2005 is as follows:

	Number of Warrants	Amount

(in thousands)

At December 31, 2004	42,226	$ 7,226
Exercise of warrants	(221)	(27)
Expiry of warrants	(9,583)	(1,709)
Exercise of agent's options	311	59

At March 31, 2005	32,733	$ 5,549

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

      Warrants outstanding at March 31, 2005:

Exercise Price	Number Outstanding at March 31, 2005	Expiry Date

(Cdn$)	(in thousands)

$0.65	1,871	April 15, 2005
$1.25	30,862	November 26, 2008

	32,733

ii)	Agent’s Options

        A summary of the transactions in the agent’s options account in 2005 is as follows:

	Number of Agent's Options	Amount

(in thousands)

At December 31, 2004	1,975	$ 728
Exercise of agent's options	(622)	(259)

At March 31, 2005	1,353	$ 469

iii)	Contributed surplus

        A summary of the transactions in the contributed surplus account in 2005 is as follows:

Number of Agent's Options

(in thousands)

At December 31, 2004	$ 2,179
Grant of stock options	159
Expiry of warrants	1,709

At March 31, 2005	$ 4,586

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

iv)	Common shares

        Authorized capital stock of Glencairn is an unlimited number of common shares.

        A summary of the transactions in the common shares account in 2005 is as follows:

	Number of Warrants	Amount

	(in thousands)

At December 31, 2004	154,398	$ 52,242
Warrants exercised	221	136
Agent's options exercised	622	437
Less: share issue costs	--	(5)

At March 31, 2005	155,241	$ 52,810

        A summary of the share options transactions in 2005 is as follows:

	Number of Options	Weighted- Average Exercise Price (Cdn$)

(in thousands)

At December 31, 2004	12,485	$ 0.73
Cancelled/Expired	(650)	0.93
Granted	695	0.48

At March 31, 2005	12,530	$ 0.71

        Share options outstanding at March 31, 2005:

Exercise Prices	Number Outstanding at March 31, 2005	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)

$0.23 to $0.50	3,065	3.2	$0.40
$0.55 to $0.95	9,260	3.9	0.78
$1.17 to $2.25	205	1.7	1.90

$0.23 to $2.25	12,530	3.7	$0.71

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

        Share options exercisable at March 31, 2005:

Exercise Prices	Number Outstanding at March 31, 2005	Weighted- Average Exercise Price

(Cdn$)	(in thousands)	(Cdn$)

$0.23 to $0.50	3,056	$0.40
$0.55 to $0.95	9,060	0.78
$1.17 to $2.25	205	1.90

$0.23 to $2.25	12,321	$0.70

8.     STOCK-BASED COMPENSATION

        The Company uses the fair value method of accounting and recognized stock option expense of $158,000 (2004 — $349,000) in the three months ended March 31, 2005 for its stock-based compensation plan

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.26%
Expected volatility:	65%
Dividend yield:	0%

9.     SUPPLEMENTAL CASH FLOW INFORMATION

        Change in non-cash working capital

	Three months ended March 31,

	2005	2004

(in thousands)

Accounts receivable and prepaids	$(298)	$(668)
Product inventory	429	330
Supplies inventory	(194)	(167)
Accounts payable and accrued liabilities	773	1,911

	$710	$1,406

        Non-cash financing and investing activities

	Three months ended March 31,

	2005	2004

(in thousands)

Marketable securities received as proceeds from the sale of Vogel Property	$ 65	$ --

Accounts receivable received as proceeds from sale of Vogel Property	$ 2,480	$ --

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

        Operating activities included the following cash payments

	Three months ended March 31,

	2005	2004

(in thousands)

Interest paid	$ 10	$ 2

10.   SEGMENT INFORMATION

        The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). In 2004, the Vogel Project and the Keystone Mine, which ceased operating in April 2000, were included in the Corporate segment. In 2005, the Vogel Project and certain assets of the Keystone Mine were sold (see note 5). The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the table below.

(i)	Segment Statements of Operations (thousands of dollars)

	Three months ended March 31, 2005

	Limon Mine	Bellavista Project	Corporate	Total

Sales	$ 5,237	$ --	$ --	$ 5,237

Cost of sales	3,637	--	--	3,637
Royalties and production taxes	285	--	--	285
Depreciation and depletion	397	--	10	407
Accretion expense	29	4	27	60

	4,348	4	37	4,389

Earnings (loss) from mining operations	889	(4)	(37)	848

Expenses and other income
General and administrative	--	--	1,098	1,098
Stock options expense	--	--	158	158
Exploration	549	--	1	550
Other (income) expense	366	--	(1,098)	(732)

	915	--	159	1,074

Net Loss	(26)	(4)	(196)	(226)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Three months ended March 31, 2004

	Limon Mine	Bellavista Project	Corporate	Total

Sales	$ 4,245	$ --	$ --	$ 4,245

Cost of sales	3,611	--	--	3,611
Royalties and production taxes	251	--	--	251
Depreciation and depletion	418	--	10	428
Accretion expense	33	--	35	68

	4,313	--	45	4,358

Loss from mining operations	(68)	--	(45)	(113)

Expenses and other income
General and administrative	--	--	1,037	1,037
Stock options expense	--	--	349	349
Exploration	390	--	377	767
Other (income) expense	343	--	133	476

	733	--	1,896	2,629

Net Loss	(801)	--	(1,941)	(2,742)

        The Company’s gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

      (ii)    Segment Balance Sheets (thousands of dollars)

	As at March 31, 2005

	Limon Mine	Bellavista Project	Corporate	Total

Cash and cash equivalents	$ 2,665	$ 346	$ 3,857	$ 6,868
Other current assets	7,880	983	2,998	11,861
Property, plant and equipment	6,646	35,949	103	42,698
Other non-current assets	--	250	351	601

Total assets	$17,191	$37,528	$ 7,309	$62,028

	As at Decemnber 31, 2004

	Limon Mine	Bellavista Project	Corporate	Total

Cash and cash equivalents	$ 2,027	$ 761	$10,895	$13,728
Other current assets	8,351	2,354	130	10,835
Property, plant and equipment	6,168	28,140	1,599	35,907
Other non-current assets	--	150	353	503

Total assets	$16,591	$31,405	$12,977	$60,973

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months March 31, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Three months ended March 31, 2005

	Limon Mine	Bellavista Project	Corporate	Total

Capital expenditures	$776	$7,797	$13	$8,586

	Three months ended March 31, 2004

	Limon Mine	Bellavista Project	Corporate	Total

Capital expenditures	$857	$5,438	$40	$6,335

11.    SUBSEQUENT EVENT

The Company has entered into an agreement with Seymour Exploration Corp. (“Seymour”) for the sale of certain mining leases and claims in the Lynn Lake area. The transaction is subject to due diligence by the purchaser and regulatory approvals. Upon closing of the transaction, which is expected in May 2005, Seymour will issue 1,000,000 Seymour common shares to the Company and the Company retained a 2% net smelter royalty on production from the mining leases and claims to the Company.

EXHIBIT 2

Glencairn Gold Corporation
Interim Management’s Discussion and Analysis
For the three months ended March 31, 2005

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated interim financial statements and related notes thereto for the three months ended March 31, 2005 and 2004 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and Managements’ Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Limon Mine in Nicaragua, and is constructing the Bellavista Mine in Costa Rica. The Bellavista Mine is expected to commence gold production in the second quarter of 2005. The Company owns exploration properties in Nicaragua and is exploring for gold on certain of these properties. The Company’s objective is to become a mid-tier gold producer through development of existing mines and acquisition of operating mines and advanced development projects.

Results of Operations

The Limon Mine was the Company’s only operation during 2005 and 2004 and all sales and cost of sales were generated from that mine.

Key Statistics

	Three months ended March 31,
	2005	2004
Gold ounces sold	12,235	10,436
Average spot gold price per ounce	$ 428	$ 408
Realized gold price per ounce	$ 428	$ 407
Cash operating costs per ounce sold	$ 297	$ 346
Total cash costs per ounce sold	$ 321	$ 370
Tonnes milled	86,227	79,788
Cost per tonne milled	$ 38	$ 41
Ore grade (grams per tonne)	5.0	5.0
Recovery (%)	82.8	86.2

Sales increased by $992,000 or 23% in 2005, compared with 2004. In 2005, the Company sold 12,235 ounces of gold at an average realized price of $428 per ounce. Sales in 2004 were 10,436 ounces of gold at an average price of $407 per ounce. Increased sales resulted from selling 1,799 ounces more in 2005 and a 5% increase in realized prices.

Cost of sales increased by $26,000 in 2005, compared with 2004. The volume of gold sold was 1,799 ounces higher in 2005 than 2004 as more tonnes were milled and inventory ounces were reduced slightly. Despite cost increases for electricity, oil and steel and higher production in 2005, total production costs were slightly lower compared with 2004 due to improved cost control procedures, more efficient operations and better labour relations. Cash operating costs per ounce declined during 2005 to $297 from $346 in 2004 due to the higher production volumes on a relatively fixed cost base.

General and administrative expense increased by $61,000 in 2005, or 6%, compared with 2004. The increase resulted mainly from costs related to the Company’s new listing on the American Stock Exchange.

Stock option expense decreased by $191,000 or 55% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $217,000 or 28% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $377,000 in 2004. The Vogel Property was sold in March 2005. In Nicaragua, exploration expense for the area surrounding the Limon Mine was $549,000 in 2005, compared with $390,000 in 2004, as the Company increased its efforts to discover additional resources.

Other income was $732,000 in 2005. Interest and gains on the sales of assets totalled $1,211,000 and foreign exchange loss was $479,000. The gains were realized from the sale of marketable securities, the Vogel Property and the mill at the Keystone Mine. Other expense in 2004 was $476,000 which consisted of interest income of $67,000 offset by a foreign exchange loss of $543,000.

Cash Flows

Operating activities used $94,000 in 2005, compared with $533,000 in 2004. Cash flows from the Limon Mine operations increased in 2005 compared to 2004 due to the increase in gold ounces sold, higher realized prices per ounce and lower cash operating costs per ounce. Cash flows from non-cash working capital were $710,000 in 2005 compared with $1,406,000 in 2004. In both years, the cash flows resulted primarily from the increase in accounts payable related to the construction of the Bellavista Mine.

Financing activities consisted of common share issues and generated $341,000 in 2005 compared with $20,951,000 in 2004. Common shares were issued in 2005 upon the exercise of warrants and agent’s options. In 2004, common shares were issued under a $20,488,000 prospectus financing mainly for the construction of the Bellavista Mine, and upon the exercise of warrants and agent’s options.

Investing activities used $7,107,000 in 2005 mainly for the purchase of property, plant and equipment of $7,104,000 (Bellavista Mine — $6,315,000, Limon Mine — $776,000 and Corporate – $13,000). In 2004, investing activities used $6,019,000 for the purchase of property, plant and equipment (Bellavista Mine — $5,122,000, Limon Mine — $857,000 and Corporate – $40,000).

Liquidity and Capital Resources

The Company had cash of $6,868,000 and working capital of $12,106,000 at March 31, 2005. As previously disclosed, the Company is also in discussions with a lender to provide a loan of up to $6,000,000. The cash on hand and the loan will be adequate for the Company to complete construction of the Bellavista Mine as well as provide for exploration and working capital. The Company expects gold production from the Bellavista Mine to commence in the second quarter of 2005 and total gold sales for 2005 to be 23,000 ounces. The Company expects total gold sales from the Limon Mine to be 48,000 ounces for 2005. Future production from the Bellavista and Limon Mines will total over 100,000 ounces of gold annually. Expected cash flows from production will be sufficient to repay the loan and to meet the future funding requirements of the Company.

Summary of Quarterly Results (in thousands except per share amounts)

	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Sales	$4,347	$4,483	$ 4,385	$ 4,425	$ 4,806	$ 5,323	$ 5,295	$ 5,237
Net earnings (loss)	$ 152	$ 684	$(1,181)	$(2,742)	($3,320)	$(2,209)	$ (323)	$ (226)
Earnings (loss) per
share - basic and
diluted	$ 0.00	$ 0.01	$(0.01)	$(0.02)	$(0.03)	$(0.02)	$(0.00)	$(0.00)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

	Three months ended March 31,
	2005	2004
Statement of Operations (000's)
Cost of sales	$ 3,637	$ 3,611
Royalties and production taxes	285	251

Total	$ 3,922	$ 3,862

Gold sales (ounces)	12,235	10,436
Cash operating cost per ounce1	$ 297	$ 346
Total cash cost per ounce2	$ 321	$ 370
1	Cost of sales divided by gold ounces sold
2	Cost of sales plus royalties and production taxes divided by gold ounces sold.

Outstanding Share Data

The following common shares and convertible securities were outstanding at May 9, 2005:

   Common Shares

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise
Common shares				155,240,531
Warrants	Nov. 26, 2008	1.25	30,862,500	30,862,500
Agents options	Nov. 26, 2005	0.85	1,352,500	1,352,500
Shares options	Jun. 29, 2005 to
	Jul. 13, 2013	0.23 to 2.25	12,829,665	12,829,665

				200,285,196

FORWARD-LOOKING STATEMENTS: This management discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 9, 2005

EXHIBIT 3

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Kerry J. Knoll, President and CEO of Glencairn Gold Corporation, certify that:

1. Instrument 52-109 Certification of Disclosure in Issuers’Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ended March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   May 10, 2005

Signed: “Kerry J. Knoll”

Kerry J. Knoll
President and CEO, Glencairn Gold Corporation

EXHIBIT 4

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Derek Price, Vice President, Finance and CFO of Glencairn Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ended March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   May 10, 2005

Signed: “Derek Price”

Derek Price
Vice President, Finance and CFO, Glencairn Gold Corporation